UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

SEC File Number: 000-52444

CUSIP Number: 89853G 105

(Check one):	☐Form 10-K ☐ Form 20-F ☐ Form 11-K ☒Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2014

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

JBI, Inc.
20 Iroquois Street
Niagara Falls, NY
14303

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

JBI, Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the period ended March 31, 2014 (the “Q1 Quarterly Report”) within the prescribed time period without unreasonable effort or expense because the Company continues to devote its efforts to completing and filing its Annual Report on Form 10-K for the period ended December 31, 2013 (the “2013 Annual Report”).  As the Company previously reported, the Company’s Chief Financial Officer resigned in February 2014 and a new Chief Financial Officer was appointed in March 2014. This change resulted in a delay in the preparation of the 2013 Annual Report which, in turn, delayed the commencement of the preparation of the Q1 Quarterly Report.  The Company intends to file the 2013 Annual Report during the week of May 18, 2014 and then plans to proceed with completion and filing of the Q1 Quarterly Report.  The Company is seeking to file the Q1 Quarterly Report within the extension period provided under Rule 12b-25, however, due to the aforementioned delays, there can be no assurance that the Company will be successful in filing prior to the expiration of the extension period.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Rahoul Banerjea	(716) 278-0015
(Name)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☐ No ☒
Annual Report on Form 10-K for the year ended December 31, 2013
(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

JBI, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 15, 2014	By:	/s/ Rahoul Banerjea
Name: Rahoul Banerjea
Title: Chief Financial Officer